October 17, 2012

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-184023) of Seadrill Partners LLC, a Delaware limited liability company

Ladies and Gentlemen:

As representatives of the several underwriters of Seadrill Partners LLC’s proposed initial public offering of up to 8,750,000 common units representing limited liability company interests, we hereby join Seadrill Partners LLC’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. (Washington, D.C. time) on October 18, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Seadrill Partners LLC’s, dated October 15, 2012, through the date hereof:

Preliminary Prospectus dated October 15, 2012

3,800 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. LLC
WELLS FARGO SECURITIES, LLC

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Abhay Pande
Name:	Abhay Pande
Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

MORGAN STANLEY & CO. LLC

By:	/s/ Ken Pott
Name:	Ken Pott
Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER